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                              April 27, 2021

       Julio A. Torres
       Chief Executive Officer
       Andina Acquisition Corp. III
       Calle 113 # 7-45 Torre B
       Officina 1012
       Bogota, Colombia

                                                        Re: Andina Acquisition
Corp. III
                                                            Registration
Statement on Form S-4
                                                            Filed March 31,
2021
                                                            File No. 333-254927

       Dear Mr. Torres:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed March 31, 2021

       QUESTIONS AND ANSWERS ABOUT THE PROPOSALS, page xiii

   1. Please add a question and answer that discusses Cowen and Craig-Hallum's financial interests that are
different from the interests of your shareholders.
       What interests do Andina's initial shareholders, Insiders, current officers, directors and advisors have in the Business Combination?, page xix

   2. Please revise the second bullet point, and elsewhere, to provide the consideration paid for the securities
purchased by certain of the Insiders, and quantify the value of such securities as of the
most recent practicable date.
 Julio A. Torres
Andina Acquisition Corp. III
April 27, 2021
Page 2
3. Please revise the third bullet point, and elsewhere, to quantify the value of the Andina
         Securities that are subject to forfeiture, and their value as of the most recent practicable date.
4. Please quantify the out-of-pocket expenses incurred by your Sponsor, executive officers, directors, and their respective affiliates as of the most recent practicable date.
How do Andina's initial shareholders intend to vote their shares?, page xxix

5.       Please revise your disclosure to state that Andina   s officers and
directors and their
         affiliates own approximately 50.4% of Andina   s issued and
outstanding ordinary shares
         and have agreed to vote all of their Andina ordinary shares for the Business Combination.
Certain Other Benefits in the Business Combination, page 12

6. Please quantify the out-of-pocket expenses that are to be reimbursed to Cowen and Craig-
         Hallum.
7. Please quantify the value of the securities that Cowen holds as of the most recent practicable date.
Unaudited Pro Forma Condensed Combined Financial Information and Other Data Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 24

8. Note (2) - Please revise your note to clarify that this pro forma adjustment refers to interest on the trust account.
9. Note (3) - Please expand your footnote to disclose how accrued interest was calculated.
10. Note (5) - Please expand your footnote to state that the transaction fees are a nonrecurring item.
11. Note (7) - Please tell us how you determined that forgiveness of the PPP Loan in March
         2021, by the Small Business Administration, is related to the merger transaction and represents an appropriate pro forma adjustment.
12. Note (8) - Please tell us how you determined that the transaction qualifies as a sales and leaseback transaction, as well as how the gain was determined.
Comparative   Share Information,
FirstName LastNameJulio          page 25
                           A. Torres
Comapany
13.        NameAndina
       Please             Acquisition
              revise the weighted     Corp.shares
                                  average   III outstanding for Andina
Acquisition Corp. III to
       say2021
April 27,  3,592,787,
               Page 2 to be consistent with your presentation of share data. FirstName LastName
 Julio A. Torres
FirstName   LastNameJulio A. Torres
Andina Acquisition  Corp. III
Comapany
April       NameAndina Acquisition Corp. III
       27, 2021
April 327, 2021 Page 3
Page
FirstName LastName
14. Please revise your table to include historical book value per share for Andina Acquisition
         Corp. III. as required by Item 3(f)(1) of Form S-4.
Background of the Business Combination, page 110

15. We note your disclosure that on November 4, 2020, Mr. Weil was in contact with Messrs.
         Oblas and Hawkins, please revise your disclosure to discuss what was communicated that eventually lead to the execution of the November 10, 2020 non-disclosure agreement.
16. Please revise your disclosure in this section to include negotiations relating to material terms of the transaction, including, but not limited to, structure, consideration, proposals and counter-proposals, size of PIPE, and the organizational structure. In your revised disclosure, please explain the reasons for the terms, each party's position on the issues, and how you reached agreement on the final terms.
17.      Please elaborate on the role of Cowen and Craig-Hallum.
Certain Projected Financial Information, page 115

18. Please disclose all material assumptions underlying the projections. Anticipated Accounting Treatment, page 130

19. Please revise your disclosure to be consistent with the reverse recapitalization accounting treatment you refer to in the Notes to Unaudited Pro Forma Condensed Combined
         Financial Statements on page 23, as well as in ASC 805-40.
Stryve's Management's Discussion and Analysis of Financial Condition and Results of
Operations
Non-GAAP Financial Measures, page 178

20. Since your EBITDA measure reflects the defined term, please remove the references to
         the term    adjusted    which appears in the first paragraph and in
the table   s title.
Liquidity and Capital Resources
Cash Flows, page 179

21. Please revise your narrative to state that net cash used in operating activities improved
         $4.8 million from $(20.6) million in 2019 to $(15.8) million in 2020 and that the improvement was a decrease in net loss between periods.
 Julio A. Torres
FirstName   LastNameJulio A. Torres
Andina Acquisition  Corp. III
Comapany
April       NameAndina Acquisition Corp. III
       27, 2021
April 427, 2021 Page 4
Page
FirstName LastName
Debt and Credit Facilities, page 180

22. We note that you expect to refinance all of your debt and debt facilities following the business combination. Please expand your narrative to quantify and more fully address your current and long-term liquidity requirements and your ability to meet these cash requirements, subsequent to the business combination, with the proceeds of the PIPE
         Investment, cash from the trust account, subject to redemptions, or other sources of cash.
Contractual Obligations, page 183

23. It appears that your table omits related party debt and total short term debt. Please revise your registration statement as appropriate.
Critical Accounting Estimates
Accounts Receivable and Allowance for Doubtful Accounts, Returns, and Deductions, page 185

24. We note that as of December 31, 2020, approximately 54% of your outstanding accounts receivable have been reserved for in the allowance for doubtful accounts. Please expand your disclosure to present, for each period presented, a rollforward of your allowance for doubtful accounts, returns, and deductions. Additionally, please discuss the reasons for the increase in bad debt expense from 2019 to 2020, as well as any other significant items included in the rollforward.
Goodwill, page 186

25. We note your disclosure that there was no goodwill impairment at December 31, 2020.
         Please expand your disclosures to discuss your goodwill impairment testing given your recurring operating losses, negative working capital, negative operating cash flows, and that these factors raised substantial doubt about your ability to continue as a going concern. Your discussion should also address the significant factors and assumptions used in your analysis, as well as identifying the reporting units that contain goodwill.
Inventory, page 186

26. Please expand your critical accounting policy disclosures to discuss the factors you consider when determining your allowance for obsolete, damaged, or unsaleable inventory. In addition, we note you value inventory based on the "standard cost method".
         Please clarify if your costs include price and efficiency variances resulting from your use of standard costs.
Exclusive Forum, page 209

27. Please ensure that your disclosures here and on page 37 reflect the scope of your exclusive forum provision in your Proposed Charter. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the proposed Charter states this clearly, or tell us how you will inform
 Julio A. Torres
FirstName   LastNameJulio A. Torres
Andina Acquisition  Corp. III
Comapany
April       NameAndina Acquisition Corp. III
       27, 2021
April 527, 2021 Page 5
Page
FirstName LastName
         investors in future filings that the provision does not apply to any actions arising under the
         Securities Act or Exchange Act.
Andina Acquisition Corp. III Financial Statements
Report of Independent Registered Public Accounting Firm, page F-2

28.      Please remove the duplicate auditors    report from your registration
statement.
Stryve Foods, LLC Financial Statements
General, page F-16

29. Please explain to us how you determined that audited financial statements for Kalahari
         Brands, Inc. are not required pursuant to Rule 8-04 of Regulation S-X.
3. Significant Accounting Policies, page F-21

30. Please provide segment disclosures required by ASC 280-10-50, as applicable.
Inventories, page F-23

31. You disclose that inventories are stated at lower of cost or net realizable value using the standard cost method. Under ASC 330-10-30-12, standard costs are acceptable if adjusted at reasonable intervals to reflect current conditions so that at the balance sheet date, standard costs reasonably approximate costs computed under one of the recognized bases.
         Please revise your disclosure here and on page 186 to state which of the recognized bases you use. Please also refer to ASC 330-10-30-9 for guidance.
9. Debt, page F-29

32. Please provide a reconciliation that clarifies which notes payable were converted into $5.3 million of Series 3 Preferred Units during 2020 and the number of preferred units issued for the debt and/or accrued interest being converted.
10. Related Party Transactions, page F-34

33. You refer to $1.65 million of member loan receivable agreements. Please tell us where this is classified on your consolidated balance sheet at December 31, 2020, if these receivables are due from officers, and whether it will be collected prior to the business combination.
13. Subsequent Events, page F-36

34. Please revise your footnote to include the date that the consolidated financial statements were available to be issued as required by ASC 855-10-50-1a.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Julio A. Torres
Andina Acquisition Corp. III
April 27, 2021
Page 6

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Kevin Stertzel,
Staff Accountant, at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-
7844 or Asia Timmons-Pierce, Special Counsel, at (202) 551-3754 with any other questions.



                                                           Sincerely,
FirstName LastNameJulio A. Torres
                                                           Division of
Corporation Finance
Comapany NameAndina Acquisition Corp. III
                                                           Office of
Manufacturing
April 27, 2021 Page 6
cc:       Wei Wang
FirstName LastName